NO ACT

PE
1-12-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010764

March 12, 2010

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-12-10

Re: Marriott International, Inc.
Incoming letter dated January 12, 2010

Dear Ms. Ising:

This is in response to your letter dated January 12, 2010 concerning the shareholder proposal submitted to Marriott by Wendell O. Wolff. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Wendell O. Wolff

FISMA & OMB Memorandum M-07-16

March 12, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Marriott International, Inc.
Incoming letter dated January 12, 2010

The proposal seeks to reduce compensation and the size of the board of directors.

There appears to be some basis for your view that Marriott may exclude the proposal under rule 14a-8(i)(8). We note that the proposal appears to question the business judgment of a board member whom Marriott expects to nominate for reelection at the upcoming annual meeting of shareholders. Accordingly, we will not recommend enforcement action to the Commission if Marriott omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Marriott relies.

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

January 12, 2010

Direct Dial
(202) 955-8287
Fax No.
(202) 530-9631

Client No.
C 58129-00032

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Marriott International, Inc.*
Shareholder Proposals of Wendell O. Wolff
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Marriott International, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") three shareholder proposals and statements in support thereof received from Wendell O. Wolff (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to these proposals, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSALS

The first proposal ("Proposal 1") requests that the Company's Board of Directors:

> [c]ut the Board of Directors from eleven (11) to seven (7). Host hotels has just seven (7). The four deletions are 1, Lawrence Small (with the way he handled the Spelman situation and the way he was forced out of his job at the Smithsonian I wonder how he enjoys the support of [Company] Shareholders.); 2. John Marriott (he doesn't need the money and stands to inherit large amounts of money from his father). 3 & 4 of the remaining seven (7) non-Marriott employees (J. W. Marriott and William Shaw excluded, the two (2) who are worth the most and miss the money the least[)]."

The second proposal ("Proposal 2") requests that the Company's Board of Directors "[c]ut all directors compensation except J. W. Marriott's by 25%. This includes retainer fees, board meeting fees and options."

The third proposal ("Proposal 3") requests that the Company's Board of Directors "[e]stablish compensation for J. W. Marriott to no more than one (1) dollar a year."

A copy of Proposal 1, Proposal 2 and Proposal 3 (collectively, the "Proposals") is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposals may be excluded from the 2010 Proxy Materials pursuant to:

- Rule 14a-8(c) because the Proponent has submitted to the Company for consideration at the 2010 Annual Meeting of Shareholders more than one shareholder proposal; and
- Rule 14a-8(i)(8) because the Proposals relate to the election of directors.

I. The Proposals May Be Excluded Under Rule 14a-8(c) Because They Constitute Multiple Proposals.

The Company may exclude the Proposals from its 2010 Proxy Materials because the Proponent has attempted to combine three different shareholder proposals into a single proposal in violation of Rule 14a-8(c). The Company received the Proposals on October 27, 2009. The Proposals are prefaced by the request that the Company "do three (3) things." In a letter sent on

November 9, 2009 (the "Deficiency Notice"), the Company notified the Proponent by FedEx that his submission violated Rule 14a-8(c) and that the Proponent could correct this procedural deficiency by indicating which proposal the Proponent would like to submit and which proposals the Proponent would like to withdraw. *See* Exhibit B. The Deficiency Notice stated that the Commission's rules require that any response to the letter be postmarked or transmitted electronically no later than fourteen (14) calendar days from the date of receipt of the letter. *See* Exhibit B. FedEx records confirm that the Proponent received the Deficiency Notice at 11:43 a.m. on November 10, 2009. *See* Exhibit C. Subsequently, the Company received a response from the Proponent with the ownership information requested in the Deficiency Notice, but the Proponent has not corrected the multiple proposals deficiency; rather, the Proponent claims that the Proposals should be treated as "one (1) . . . cost saving proposal." *See* Exhibit D.

The Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of shareholder proposals bundling multiple proposals that request different actions or standards where the proposals lack a precise, unifying concept, even if the topics relate to the same general subject matter. For example, in *Duke Energy Corp.* (avail. Feb. 27, 2009) the Staff concurred that the company could exclude under Rule 14a-8(c) three shareholder proposals to impose director qualifications, require conflict of interest disclosures, and limit director compensation despite the proponent's assertions that the submissions constituted one proposal as they all related to improving director accountability. Similarly, in *USLIFE Corp.* (avail. Jan. 28, 1993), the Staff concurred that the company could exclude under the predecessor to Rule 14a-8(c) three shareholder proposals to allow shareholders to nominate director candidates, limit the chief executive officer's compensation and place restrictions on bonuses paid to the chief executive officer and other executive officers. *See also HealthSouth Corp.* (avail. Mar. 28, 2006) (concurring with the exclusion of proposals to (i) grant shareholders the power to increase the size of the board, and (ii) fill any director vacancies created by such an increase, where the proponent claimed that the proposals were related to the single concept of giving shareholders the power to add directors of their own choosing); *Downey Financial Corp.* (avail. Dec. 27, 2004) (concurring with the exclusion of proposals to (i) eliminate the directors' retirement plan and (ii) require payment of a portion of the directors' compensation in restricted stock "because the proponent exceeded the one-proposal limitation in rule 14a-8(c)."); *American Electric Power Company, Inc.* (avail. Jan. 2, 2001) (concurring in the exclusion of proposals to (i) limit the number of years a director may serve, (ii) require at least one full board of directors meeting on-site each month, and (iii) increase the annual retainer payable to a director in respect of his service, where the proponent claimed that the proposals were all aimed at the company's governance).

Like the proposals in the precedent discussed above, the Proposals require different types of actions that do not relate to a unifying concept and, thus, do not constitute a single proposal for purposes of Rule 14a-8(c). Proposal 1 relates to the size of the Company's Board of Directors while Proposal 2 seeks to reduce non-employee director compensation and Proposal 3 requests lowering the compensation paid to the Company's Chief Executive Officer. The

Proponent's response to the Deficiency Notice attempts to link the Proposals by stating that they are "one (1) . . . cost saving proposal" but, as in *Duke Energy Corp.*, such a goal is too general to constitute a single concept within the meaning of the one-proposal limitation of Rule 14a-8(c). Moreover, the statements in Proposal 1—which requests a reduction in the size of the Company's Board of Directors—relate more to picking and choosing traits of particular directors than addressing a "cost saving proposal." Moreover, the Proposals are parallel to the proposals in *USLIFE Corp.* as two of the Proposals relate generally to compensation matters while the third relates to Board composition. Just as in *USLIFE Corp.*, the Proposals are excludable under Rule 14a-8(c) as they constitute three separate shareholder proposals.

The Proposals' requests for distinct actions on different topics also are distinguishable from situations in which the Staff has denied exclusion under Rule 14a-8(c) because multiple proposals involved a single unifying concept. *See Regions Financial Corp.* (avail. Feb. 5, 2009) (requesting that the board adopt certain executive compensation practices in light of the company's participation in the Capital Purchase Program established under the Troubled Asset Relief Program); *AT&T Wireless Services, Inc.* (avail. Feb. 11, 2004) (requesting that the compensation committee implement an executive compensation program, including various limits on executive compensation); *NaPro BioTherapeutics, Inc.* (avail. Apr. 17, 2003) (requesting that the board take various actions to reduce executive compensation); *Exxon Mobil Corp.* (avail. Mar. 10, 2003) (requesting that the board limit non-employee director compensation, present for shareholder approval any plan to increase non-employee director compensation, and specify stock-based compensation of non-employee directors in terms of dollar value rather than number of shares). In contrast to these no-action requests, where the proposals sought a series of actions related to specific topics like executive compensation or director compensation, the Proposals address a variety of topics—namely, board size, director compensation and executive compensation.

For these reasons, the Company believes that the Proposals may be properly excluded from its 2010 Proxy Materials under Rule 14a-8(c), as they constitute three distinct proposals that do not relate to a single, unifying concept. Furthermore, the Company provided the Deficiency Notice to the Proponent within the time-period specified by Rule 14a-8 notifying him of the multiple proposals, and in response the Proponent refused to correct the deficiency as required by Rule 14a-8.

II. The Proposals May Be Excluded Under Rule 14a-8(i)(8) Because They Relate To The Election Of Directors.

Even if the Staff views the Proposals as a single shareholder proposal, the Proposals are excludable pursuant to Rule 14a-8(i)(8), which permits the exclusion of shareholder proposals "relat[ing] to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election."

The Commission has stated, "the principal purpose of this provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns . . . ." Exchange Act Release No. 12598 (July 7, 1976). Moreover, as set forth below, the Staff has consistently concurred in the exclusion of shareholder proposals that seek to remove a particular director and of shareholder proposals that question the suitability of a particular director nominated for reelection. Proposal 1 explicitly targets Lawrence Small and John Marriott for removal from the Company's Board of Directors and questions their suitability to serve on the Board. The Company expects that these directors will be nominated for reelection at the 2010 Annual Meeting of Shareholders. Thus, we believe that the Proposals are excludable from the 2010 Proxy Materials in reliance on Rule 14a-8(i)(8) as relating to the election of a director to the Board.

The Staff consistently has permitted companies to exclude shareholder proposals that request or require the resignation of one or more specific directors who are standing for election at the same meeting at which the proposal will be considered. For example, in *CA, Inc.* (avail. June 20, 2006), the Staff concurred with the exclusion of a shareholder proposal that sought the removal of two directors standing for reelection. *See also Second Bancorp Inc.* (avail. Feb. 12, 2001) (permitting exclusion of a proposal that called for the resignation of an incumbent director); *U.S. Bancorp* (avail. Feb. 27, 2000) (granting no-action relief for a proposal that mandated the removal of the company's officers and directors); *Staodyn, Inc.* (avail. Feb. 9, 1998) (allowing exclusion of a proposal that recommended the removal of non-employee members of the board for cause); *ChemTrak Inc.* (avail. Mar. 10, 1997) (concurring in the omission of a proposal that requested the board of directors to accept the resignation of the current chairman). As in these letters, Proposal 1 is excludable under Rule 14a-8(i)(8) as it calls for the "deletion[]" of Mr. Small, Mr. John Marriott and two other directors from the Board, and the Company expects the Board to nominate these individuals for reelection at the 2010 Annual Meeting of Shareholders.

In addition, the Staff has consistently allowed exclusion under Rule 14a-8(i)(8) of shareholder proposals that appear to "question the business judgment" of a director to serve on the board. *See Brocade Communication Systems, Inc.* (avail. Jan. 31, 2007) (shareholder proposal criticizing directors who ignore certain shareholder votes was excludable); *Exxon Mobil Corp.* (avail. Mar. 20, 2002) (shareholder proposal condemning the chief executive officer for causing "reputational harm" to the company and for "destroying shareholder value" was excludable); *AT&T Corp.* (avail. Feb. 13, 2001) (shareholder proposal criticizing the board chairman, who was the chief executive officer, for company performance was excludable); *Honeywell International Inc.* (avail. Mar. 2, 2000) (shareholder proposal making directors who fail to enact resolutions adopted by shareholders ineligible for election was excludable). *See also Black & Decker Corp.* (avail. Jan. 21, 1997) (allowing exclusion of a proposal under the predecessor to Rule 14a-8(i)(8) that questioned the independence of board members where contentions in the supporting statement questioned the business judgment, competence and service of a chief executive officer standing for reelection to the board); *Delta Air Lines, Inc.*

(avail. July 21, 1992) (concurring in the exclusion of a shareholder proposal that "calls into question the qualifications of at least one director for reelection and thus the proposal may be deemed an effort to oppose the management's solicitation on behalf of the reelection of this person" in reliance on the predecessor to Rule 14a-8(i)(8)).

Proposal 1 explicitly targets Lawrence Small and John Marriott for removal from the Company's Board of Directors and questions their suitability to serve on the Board. Moreover, the Company expects that the Board will nominate these directors for reelection at the 2010 Annual Meeting of Shareholders. Thus, even if the Staff views the Proposals as one proposal, the Proposals are excludable from the 2010 Proxy Materials under Rule 14a-8(i)(8) as with the proposals in the precedent discussed above.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will not recommend enforcement action if the Company excludes the Proposals from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Bancroft S. Gordon, the Company's Vice President, Senior Counsel & Corporate Secretary, at (301) 380-6601.

Sincerely,



Elizabeth A. Ising

EI/rmn
Enclosures

cc: Bancroft S. Gordon, Marriott International, Inc.
Wendell O. Wolff

100783826_3.DOC

Exhibit A

OCTOBER 26, 2009

CORPORATE SECRETARY
MARRIOTT INTERNATIONAL INC. (MI)
DEPARTMENT 52/862
MARRIOTT DRIVE
WASHINGTON, D.C. 20058

DEAR SIR:

THE UNDERSIGNED OWNS 2336 SHARES OF MARRIOTT INTERNATIONAL AND ASKS THAT THE BOARD OF DIRECTORS TAKE THE NECESSARY STEPS TO INCLUDE THE FOLLOWING PROPOSAL IN THE 2010 PROXY.

DUE TO THE FACT THAT MI CURRENTLY PAYS SMALL CASH BUT MOSTLY STOCK DIVIDENDS BECAUSE OF THE POOR ECONOMIC CONDITIONS I PROPOSE MI DO THREE (3) THINGS.

1. CUT THE BOARD OF DIRECTORS FROM ELEVEN (11) TO SEVEN (7) HOST HOTELS HAS JUST SEVEN (7). THE FOUR DELETIONS ARE 1, LAWRENCE SMALL (WITH THE WAY HE HANDLED THE SPELMAN SITUATION AND THE WAY HE WAS FORCED OUT OF HIS JOB AT THE SMITHSONIAN I WONDER HOW HE ENJOYS THE SUPPORT OF MI SHAREHOLDERS.) 2. JOHN MARRIOTT (HE DOESN'T NEED THE MONEY AND STANDS TO INHERIT LARGE AMOUNTS OF MONEY FROM HIS FATHER). 3&4 OF THE REMAINING SEVEN NON MARRIOTT EMPLOYEES (J.W. MARRIOTT AND WILLIAM SHAW EXCLUDED), THE TWO (2) WHO ARE WORTH THE MOST AND MISS THE MONEY THE LEAST.
2. CUT ALL DIRECTORS COMPENSATION EXCEPT J.W. MARRIOTT'S BY 25%. THIS INCLUDES RETAINER FEES, BOARD MEETING FEES AND OPTIONS
3. ESTABLISH COMPENSATION FOR J.W. MARRIOTT TO NO MORE THAN ONE (1) DOLLAR A YEAR. ARNOLD SCHWARZENEGGER EARNS JUST THAT AMOUNT AS GOVERNOR OF CALIFORNIA AND SO DOES THE BOARD CHAIR OF WHOLE FOODS.

RESPECTFULLY SUBMITTED
Wendell O. Wolff
WENDELL O. WOLFF

Exhibit B



Marriott International, Inc.
Corporate Headquarters

Marriott Drive
Washington, D.C. 20058

Bancroft Gordon
Vice President and Senior Counsel
and Corporate Secretary
301/380-6601 Tel
301/380-6727 Fax
e-mail: Bancroft.Gordon@marriott.com

November 9, 2009

VIA OVERNIGHT MAIL

Wendell O. Wolff

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Wolff:

I am writing on behalf of Marriott International, Inc. (the "Company"), which received on October 27, 2009, your shareholder proposals for consideration at the Company's 2010 Annual Meeting of Shareholders (the "Proposals").

The Proposals contain certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

1. Intent to Hold Shares.

Under Rule 14a-8(b), you must provide the Company with a written statement that you intend to continue to hold the requisite number of shares through the date of the shareholders' meeting at which your proposal will be voted on by the shareholders. To remedy this defect, you must submit a written statement that you intend to continue holding the requisite number of Company shares through the date of the Company's 2010 Annual Meeting of Shareholders.

2. Multiple Proposals.

In addition, pursuant to Rule 14a-8(c) under the Exchange Act, a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that the Proposals constitute more than one shareholder proposal. You can correct this procedural deficiency by indicating which proposal you would like to submit and which proposals you would like to withdraw.

* * *

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 10400 Fernwood Road, Bethesda, MD 20817. Alternatively, you may transmit any response by facsimile to me at (301) 644-7287.

If you have any questions with respect to the foregoing, please feel free to contact me at (301) 380-6601. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Bancroft S. Gordon
Vice President, Senior Counsel & Corporate Secretary

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

 1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

 2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

 3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

 1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

 2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

 1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit D

DECEMBER 3, 2009

BANCROFT GORDON
CORPORATE SECRETARY
MARRIOTT INTERNATIONAL INC
MARRIOTT DRIVE
WASHINGTON, D.C 20058

DEAR MR. GORDON:

THIS LETTER WILL ANSWER YOUR NOVEMBER 9, 2009 LETTER TO ME.

1. WITH RESPECT TO MY INTENTIONS TO HOLD THE REQUISITE NUMBER OF SHARES, I SHALL,

2. WITH RESPECT TO MY PROPOSAL BEING (AS YOU SEE IT AS THREE (3)) I SEE IT AS ONE (1). I BELIEVE IT CAN BE TREATED AS A COST SAVING PROPOSAL,

3. WITH RESPECT TO BEING PRESENT AT THE ANNUAL MEETING, I WILL AT LEAST MAIL IN MY PROXY CARD AND IF POSSIBLE VOTE BY TELEPHONE.

HOPE THIS ANSWERS YOUR QUESTIONS.

RESPECTFULLY SUBMITTED,
Wendell O. Wolff
WENDELL O. WOLFF